

Mail Stop 4561

March 16, 2017

Mark Lynch
Chief Financial Officer
Appian Corporation
11955 Democracy Drive, Suite 1700
Reston, Virginia 20190

> **Re:** **Appian Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted February 17, 2017**
> **CIK No. 0001441683**

Dear Mr. Lynch:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

Summary Consolidated Financial and Other Data, page 10

1. Pro forma net loss per share attributable to common stockholders on page F-4 reflects the number of additional shares whose proceeds would be necessary to pay the cumulative dividend on the Series A convertible preferred stock. Please revise to provide a similar adjustment to pro forma net loss per share attributable to common stockholders here and in the Selected Consolidated Financial Data on page 56.

2. Pro forma net loss per share attributable to common stockholders on page F-4 reflects the reclassification of the preferred stock warrant liability and the reversal of the preferred stock warrant liability adjustments. Please revise to provide a similar

adjustment to pro forma net loss per share attributable to common stockholders here and in the Selected Consolidated Financial Data on page 56.

3. You disclose on page 48 that you will use a portion of the proceeds to repay all outstanding principal and interest and the termination fee under your loan with Silicon Valley Bank. Please revise to include an adjustment to pro forma net loss per share attributable to common stockholders giving effect to the number of shares issued in the offering whose proceeds will be used to repay these amounts.

4. Please ensure that the footnotes to your pro forma disclosures clearly support your calculations of both the numerator and denominator used in your pro forma disclosures.

Risk Factors

Risks Related to Our Business and Industry, page 13

5. We note the various risk factors that discuss the potential negative impact if the Patient Protection and Affordable Care Act is repealed. Please consider quantifying this impact by disclosing, for example, the percentage of revenue contributed by the Centers for Medicare and Medicaid Services or the contracts that relate to implementing the ACA.

"We rely upon Amazon Web Services…," page 25

6. Please clarify the termination provisions in your agreement with Amazon Web Services to which you outsource substantially all of the infrastructure relating to your cloud offering. Disclose the termination date of the agreement and the instances in which Amazon Web Services would be allowed to terminate the agreement immediately for cause.

Risk Related to Our Class A Common Stock and This Offering

"The dual class structure of our common stock…," page 40

7. You disclose that Mr. Calkins, together with his affiliates, will continue to be able to control a majority of the voting power, and Mr. Calkins currently holds 54.7% of the company's Class B shares. Please tell us whether you will be a "controlled company" within the meaning of the corporate governance rules of the exchange on which you plan to list and whether you will rely on any corporate governance exemptions. If so, please include this disclosure on the cover page and add risk factor disclosure discussing the impact of "controlled company" status.

Selected Consolidated Financial Data, page 56

8.   Please revise to provide pro forma and pro forma, as adjusted balance sheet information similar to what is provided in the Summary Consolidated Financial and Other Data on page 10.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Performance, page 60

Number of Customers

9.   Please consider disclosing the number of customers for each of the periods presented and defining "subscription customers."

Further Penetration of Existing Customers

10.   You disclose that your subscription fees are based primarily on the number of users and that you seek to generate additional revenue from existing customers by adding new users to your platform. Please consider disclosing the total number of users for each period presented and the average number of users per customer. See Section III.B.1 of SEC Release 33-8350.

Other Metrics, page 61

11.   You disclose on page 23 that you are substantially dependent on customer renewals. Please consider disclosing renewal rates in addition to subscription revenue retention rate. In this regard, we note that your typical customer agreements have varying terms from one to five years, with an average of three years. As such, it appears that subscription revenue retention rate, which is calculated for the previous trailing 12-month period, may not provide adequate insight into customer renewals.

Customer Cohort Analysis, page 62

12.   Please add an axis to reflect the dollar amount of your annualized subscription revenue.

13.   Your disclosure indicates that annualized subscription revenue is the total monthly subscription revenue for the applicable cohort in January of the following year multiplied by 12. Based on this description, it appears that when calculating the 2013 cohort you base your calculation on monthly January 2014 revenue times 12. Please explain your basis for this calculation. In this regard, please explain why you use 2014 revenue to calculate the 2013 cohort.

Key Components of Results of Operations

Revenue

Professional Services, page 63

14.   You disclose that as you expand the network of strategic partners, you expect professional services revenue to decline as a percentage of total revenue over time. However, it appears that if you rely on your strategic partners to provide professional services, your total revenues may also decline. Please expand your disclosure to discuss the impact of your strategic partnerships on your results of operations.

Results of Operations

Years Ended December 31, 2014, 2015 and 2016

Revenue, page 66

15.   Please provide the dollar amount or percentage increase in subscription revenue attributable to the expanded customer deployments and the amount attributable to additional subscriptions to existing customers. In this regard, remove vague terms such as "primarily" in favor of specific quantifications. See Item 303(a) of Regulation S-K and Section III.D of SEC Release 33-6835. Please also expand your disclosure to explain the cause of increased utilization of professional services.

Liquidity and Capital Resources

Working Capital, Excluding Deferred Revenue, page 73

16.   Your disclosure of working capital, excluding deferred revenue appears to be a non-GAAP measure. Please revise to include the disclosures required by Item 10(e)(1)(i) of Regulation S-K. As part of your response, please explain what this measure is intended to convey to investors about your liquidity. In this regard, we note that you appear to gross up accounts receivable and deferred revenue before cash is collected.

Business, page 85

General

17.   Please revise to disclose the backlog information required by Item 101(c)(1)(viii) of Regulation S-K.

18.   Please provide additional disclosure describing the material terms of the agreements you have with your significant partners, such as Deloitte, KPMG and

PricewaterhouseCoopers who are named in the prospectus. Disclose, for example, the term of the agreement and explain how revenue is shared between you and the strategic partner.

Benefits of Our Platform, page 87

19.   Please clarify whether customers are able to maintain the applications developed using your platform upon the termination of a subscription.

Our Opportunity, page 90

20.   Please disclose any overlap among the software markets that you discuss in this section. Also, explain the basis for the leadership characterization by the third-party reports.

Our Customers, page 95

21.   You disclose that no single end-customer accounted for more than 10% of your total revenue in 2015 or 2016. You also disclose on page 60 that to the extent you contract with one more entities under common control you count those entities as separate customers. Under Item 101(c)(1)(vii) of Regulation S-K, a group of customers under common control or customers that are affiliates of each other should be regarded as a single customer. Please advise whether any group of customers under common control or affiliates accounted for 10% or more of your revenue in 2015 or 2016.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Significant Accounting Policies

Unaudited Pro Forma Information, page F-8

22.   Please revise to reflect pro forma balance sheet adjustments to include the cumulative stock compensation charge for your currently outstanding awards that you will record upon completion of your IPO, including the expected tax impact, if any. See Rule 11-02(b)(6) of Regulation S-X. Similar concerns apply to the disclosures in the Summary Consolidated Financial and Other Data on page 11, Capitalization table on page 50 and Selected Consolidated Financial Data on page 56.

Revenue Recognition, page F-9

23.   Your disclosure on page 24 indicates that a majority of your services revenue is derived from the professional services that are related to the development and delivery

of new applications using your platform, after a customer has made an initial or additional software purchase. Please tell us what consideration was given to ASC 605-25-25-3.

24. Please consider disclosing your policy for presenting taxes collected from customers. Refer to ASC 605-45-50-3.

Note 5. Income Taxes, page F-19

25. We note your disclosures regarding undistributed earnings on page F-21. Please revise to disclose the undistributed earnings that are considered to be indefinitely reinvested. Refer to ASC 740-30-50-2.

Note 7. Convertible Preferred Stock and Stockholders' Deficit

Common Stock Repurchase, page F-23

26. We note you repurchased shares of common stock underlying certain stock options. Please tell us about any early exercise or repurchase features associated with your stock options and how you account for these features. Refer to the authoritative guidance you relied upon when determining your accounting.

Note 11. Segment and Geographic Information, page F-28

27. Please tell us whether revenues from external customers attributed to any individual foreign country are material and if so, please revise to separately disclose. Also, revise to disclose your basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41a.

Note 13. Subsequent Events, page F-28

28. We note that upon an IPO you will record a cumulative stock compensation charge for your currently outstanding awards. Please revise to disclose the expected impact this charge will have on your financial statements. For any share-based awards granted subsequent to the most recent balance sheet date presented in the registration statement, if material, please revise your disclosure to include the expected impact the additional grants will have on your financial statements.

Part II. Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules, page II-3

29.   You disclose that you commissioned reports from LTM Research and Forrester Consulting. Please file consents from each of LTM Research and Forrester Consulting as an exhibit to the registration statement pursuant to Securities Act Rule 436.

General

30.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        You may contact Mengyao Lu, Staff Accountant, at (202) 551-7271 or Christine Dietz, Assistant Chief Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579 or me at (202) 551-3453 with any other questions.

                                        Sincerely,

                                        /s/ Jan Woo

                                        Jan Woo
                                        Legal Branch Chief
                                        Office of Information
                                        Technologies and Services

cc: Brian F. Leaf, Esq.
        Cooley LLP